Exhibit 12

WASHINGTON REAL ESTATE INVESTMENT TRUST

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Q1 2008	Q2 2008	Q3 2008	Q4 2008	2008	2007	2006	2005	2004
Income from continuing operations	$(2,446)	$5,158	$5,613	$6,889	$15,214	$31,355	$34,826	$36,994	$37,810
Additions:
Fixed charges
Interest expense	17,664	17,582	17,148	17,515	69,909	61,906	47,265	36,821	33,284
Capitalized interest	757	671	441	273	2,142	6,165	3,782	1,127	703

	18,421	18,253	17,589	17,788	72,051	68,071	51,047	37,948	33,987
Deductions:
Capitalized interest	(757)	(671)	(441)	(273)	(2,142)	(6,165)	(3,782)	(1,127)	(703)

Adjusted earnings	$15,218	$22,740	$22,761	$24,404	$85,123	$93,261	$82,091	$73,815	$71,094

Fixed Charges (from above)	$18,421	$18,253	$17,589	$17,788	$72,051	$68,071	$51,047	$37,948	$33,987
Ratio of Earnings to Fixed Charges	0.83	1.25	1.29	1.37	1.18	1.37	1.61	1.95	2.09

Note: Q1 2008 reflects the impact of a loss on extinguishment of debt of $8.5 million, and Q4 2008 reflects the impact of a gain on extinguishment of debt of $3.5 million. YTD 2008 reflects the impact of a net loss on extinguishment of debt of $5.0 million. See Note 6 to the consolidated financial statements for further discussion.